Exhibit 99.1

 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Tuesday December 16, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAL	RIGHTS	23,383	10/12/2025

Refer to next page for full details of the announcement

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ACN	004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

16/12/2025

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

10/12/2025

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Daniel Kalms	Daniel Kalms	23,383

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

The 2024 Remuneration Report for the year ended 31 December 2024 (found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2024-annual-report/annual-report-2024.pdf?sfvrsn=b48b241c_3) sets out the company’s executive remuneration arrangements including the Woodside Executive Incentive Scheme, in which Mr Kalms is a participant.

Any other information the entity wishes to provide about the +securities the subject of this notification

Mr Kalms was previously granted 23,383 Notional Shares, which provided him with an entitlement to receive a cash amount upon vesting equivalent to the price of WDS securities on the vesting date. The Notional Shares were granted in lieu of Restricted Shares (which are granted to all other KMP under the Woodside Executive Incentive Scheme), considering relevant securities and taxation requirements in the United States, where Mr Kalms is based. The terms of Mr Kalms’ Notional Shares were amended on 10 December 2025, such that Mr Kalms is intended to receive Woodside shares upon vesting (no cash amount is payable on vesting). As a result, Mr Kalms’ Notional Shares now constitute “equity securities” under the ASX Listing Rules. The terms of the Notional Shares have not otherwise changed, and Mr Kalms’ Notional Shares are still due to vest, subject to ongoing employment, in two tranches (11,183 on 7 March 2026 and 12,200 on 7 March 2028).

Issue details

Number of +securities

23,383

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 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,901,100,143

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	5,795,606

WDSAE : WEP EQUITY RIGHTS	6,115,398

WDSAB : PERFORMANCE RIGHTS	1,083,970

WDSAF : SWEP EQUITY RIGHTS	79,453

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Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

No

5.2b Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Yes

5.2b.1 How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

23,383

5.2c Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

N/A

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